Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas 75201

Tel:  214.855.2177

Fax: 214.855.2173

www.hilltop-holdings.com

NYSE:  HTH

March 26, 2009	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Item 4.02 Form 8-K
Filed March 16, 2009
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Current Report on Form 8-K/A (Amendment No. 1) (the “Amended Form 8-K”).

The Amended Form 8-K incorporate changes responsive to the comments set forth in the Commission’s letter to the Company, dated March 19, 2009.  For your convenience, we have repeated each comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Amended Form 8-K.

Item 4.02(b) Form 8-K filed March 16, 2009

1.             Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20.  The Form 8-K is required to be filed within 4 business days based on the date such conclusion was made by the board of directors.  Refer to SEC Release 33-8400.  We see that you filed the Item 4.02 8-K on March 16, 2009, the same day you filed your restated financial statements, and had made the decision that the financial statement could no longer be relied upon on March 11, 2009, five days before you filed your restated financial statements.  Further, we note your disclosure states “During the fourth quarter of 2008, the Company also implemented an additional control” to remediate the material weakness associated with this error.  In light of the aforementioned, please advise us as to the date of the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.

Response:  Our management concluded on March 11, 2009, and our board of directors concluded on March 12, 2009, that our previously issued financial statements for the three and nine months ended September 30, 2008 could no longer be relied upon.  With respect to the statement regarding the implementation of the additional control, we intended our disclosure to indicate that the control’s implementation occurred in conjunction with the Company’s performance of its annual internal controls over financial reporting for the year ended December 31, 2008, including the fourth quarter of 2008, and after a review of its accounting for loss and loss adjustment expenses and payment from reinsurers.  Our disclosure was not intended to indicate that the additional control was implemented between October 1, 2008 and December 31, 2008.  Accordingly, we have revised the disclosure in the Amended 8-K under the caption “Internal Controls Over Financial Reporting” to clarify that the additional control was implemented in connection with the Company’s performance of its annual internal controls over financial reporting, which occurred subsequent to the year ended December 31, 2008.  Due to the conclusion of management occurring on March 11, 2009 and the Form 8-K being filed on March 16, 2009, the Form 8-K was filed within three business days following the conclusion and, therefore, should be considered timely filed.

2.             Please amend your filing to disclose the circumstances that led to the discovery of the error described in your Form 8-K.  Further, please elaborate on what is meant by “an error in the application of a prepayment from a resinsurer”.

Response:  We have supplemented the disclosure appearing in the first paragraph of Item 4.02 of the Amended 8-K to describe the circumstances that led to discovery of the error.  Additionally, we have included additional language in the first paragraph under the caption “Loss and Loss Adjustment Expense Adjustment” to further describe what we meant by “an error in the application of a prepayment from a reinsurer.”

In conclusion, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the Commission have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact Darren Parmenter (214) 855-2171 or Corey Prestidge at (214) 855-2181.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President
CGP:cgp

cc:	Tabatha Akins
United States Securities and Exchange Commission

Corey Prestidge
Hilltop Holdings Inc.